FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of December, 2002

Commission File Number: 0-28724



                           ORCKIT COMMUNICATIONS LTD.

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    __X__        Form:40-F_______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The first paragraph of the press release attached as Exhibit 10.1 to this Report on Form 6-K is hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100;
(ii) the Registrant's Registration Statement on Form F-3, Registration
No. 333-12236;  (iii) the Registrant's  Registration Statement on Form S-8
No. 333-05670;  (iv) the Registrant's Registration Statement on Form S-8
No. 333-08824; and (v) the Registrant's Registration Statement on Form S-8
No. 333-12178.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: Orckit Communications Announces Tender Offer For Its Subordinated Convertible Notes. Dated December 3, 2002.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                Orckit Communications Ltd.

                                                (Registrant)

                                                By:  /s/ Adam M. Klein
Date: December 3, 2002                          ----------------------

                                                Adam M. Klein for Izhak Tamir,
                                                pursuant to authorization

                                  EXHIBIT INDEX



Exhibit Number    Description of Exhibit



10.1 Orckit Communications Announces Tender Offer For Its Subordinated Notes. Dated December 3, 2002.

                                  EXHIBIT 10.1
-------------------------------------------------------------------------------
Contacts:
Erez Baron,                   Jeffrey Corbin / Lee Roth / Joe Mansi
Controller                    (Investor Relations)
Orckit Communications         KCSA Worldwide
Tel: 972 3 696 2121           (212) 896-1214/(212) 896-1209
erezb@orckit.com              jcorbin@kcsa.com/ lroth@kcsa.com/ jmansi@kcsa.com
----------------              -------------------------------------------------

                                                           FOR IMMEDIATE RELEASE


              ORCKIT COMMUNICATIONS ANNOUNCES TENDER OFFER FOR ITS
                         SUBORDINATED CONVERTIBLE NOTES


Tel Aviv, Israel, December 3, 2002 - Orckit Communications Ltd. (Nasdaq: ORCTD) announced today that its Board of Directors has authorized the Company to purchase up to $5.0 million aggregate principal amount of its outstanding 5.75% Convertible Subordinated Notes due April 1, 2005 (the "Notes"), at a price not greater than $650, nor less than $500, per $1,000 principal amount of Notes, in cash, plus accrued and unpaid interest thereon. The price will be determined by the "Modified Dutch Auction" procedure described in the Offer to Purchase. The tender offer will expire at 5:00 p.m., Eastern Standard Time, on December 31, 2002, unless extended.

The Company's Board of Directors has approved the offer. However, neither the Company, its Board of Directors nor the Information Agent makes any recommendation as to whether holders of Notes should tender or refrain from tendering Notes or as to the price or prices at which holders may choose to tender their Notes.

Copies of the Offer to Purchase and other related documents will be mailed to all holders of Notes. Subject to applicable law, Orckit may, at its sole discretion, waive any condition applicable to the tender offer and may extend or otherwise amend the tender offer. The tender offer is not conditioned on a minimum amount of Notes being tendered. The consummation of the tender offer is subject to certain conditions described in the Offer to Purchase. Copies of the Offer to Purchase and related materials are posted on the Internet at www.bondcom.com/orckit and at www.sec.gov.


Bondholder Communications Group and Goldhar Securities Ltd. are the information agents for this offer. Additional information concerning the terms of the tender offer, including all questions related to the mechanics of the tender offer may be obtained by contacting Bondholder Communications in the United States at
(212) 809-2663 and Goldhar Securities in Israel 972-3-625-4665.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY NOTES. NOTEHOLDERS SHOULD READ THE OFFER TO PURCHASE AND RELATED MATERIAL CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING VARIOUS TERMS AND CONDITIONS OF THE OFFERS. NOTEHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE NOTES TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

About Orckit Communications
Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Orckit offers digital subscriber line (DSL) solutions that enable high-speed broadband data transmission over existing copper infrastructure. Orckit is a majority shareholder of Corrigent Systems, which is developing metro transport telecom products designed to support SONET and Ethernet services utilizing Resilient Packet Ring (RPR) technology, and of Spediant Systems, which is developing a Multi-Pair DSL solution that is being designed to allow the transmission of data at very high speeds over standard copper wires to homes and small businesses.


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


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